HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

October 31, 2006

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

The following announcement was made by Garanti Bank's majority shareholder Doğuş Holding A.Ş.:

As per the announcements dated June 09, 2005 and November 22, 2005 regarding the purchase option granted by Doğuş Holding to HBK Master Fund L.P. (HBK) and the additional investment rights (AIR) for a tenure of 18 months, HBK has applied to Doğuş Holding to exercise the option for 15,000,000 YTL out of the 35,150,187 YTL AIR. In this respect, Doğuş has initiated the process at the Central Depositary to ensure that the AIR shares for which HBK has exercised its option are eligible for trading upon their delivery to HBK.

Yours sincerely,

Olca Erdost
Vice President
Corporate Strategy, Business Development
& Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

October 31, 2006

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

On October 27th 2006, GE Real Estate Europe SAS, a subsidiary of General Electric Capital Corporation and Doğuş Holding A.Ş. together submitted a purchase offer for Garanti Bank's stake of 1,475,410 "A" type shares and 36,147,535 "B" type shares in Garanti Gayrimenkul Yatırım Ortaklığı A.Ş. (Garanti REIT) at YTL 1.928 per share. The offer also stated that an application to the Capital Market Board (CMB) for a tender call of the rest of the shares that are publicly traded at the offer price will be made. The offer will be valid until November 06, 2006 to be evaluated by the Bank's management for a decision upon which an announcement will be made.

Yours sincerely,

Olca Erdost
Vice President
Corporate Strategy, Business Development
& Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations